26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 13, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Registration Statement on Form F-1

CIK No. 0001709819

Dear Mr. Spirgel:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing via EDGAR the Company’s registration statement on Form F-1 (the “Registration Statement”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 submitted on October 6, 2017.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing  Boston  Chicago  Houston  London  Los Angeles  Munich  New York   Palo Alto  San Francisco  Shanghai  Washington, D.C.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 13, 2017

(cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David T. Zhang

Enclosures

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP